

November 5, 2014

Via E-mail
Lawrence A. Hilsheimer
Chief Financial Officer
Greif, Inc.
425 Winter Road
Delaware, Ohio  43015

> **Re:    Greif, Inc.**
> **Form 10-K for Fiscal Year Ended October 31, 2013**
> **Filed December 23, 2013**
> **Response dated October 23, 2014**
> **File No. 1-00566**

Dear Mr. Hilsheimer:

We have reviewed your response letter dated October 23, 2014, and have the following additional comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 8. Financial Statements and Supplementary Data, page 44
Note 6 – Goodwill and Other Intangible Assets, page 60

1. We note the additional disclosure you intend to include in future filings in response to comment 15 in our letter dated September 25, 2014.  However, neither your response nor your draft disclosure addressed whether any of your reporting units were aggregated for purposes of testing goodwill for impairment during the most recent annual impairment test.  In this regard, we note that you are testing goodwill allocated to the Rigid Industrial Packaging and Services reportable segment at the operating segment level.  In your most recent conference call held by management and included as exhibit 99.2 to the August 29, 2014 Form 8-K, there appears to be diversity in operating results for the various regions comprising the two operating segments.  Further, it does appear as though financial results at the component level (i.e., United States, Europe, China, rest of Asia-Pacific, Latin America, et cetera) are available.  Please advise and address whether additional disclosure should be provided in your footnote disclosure and/or critical accounting policies section of MD&A for the identification of your reporting units and level at which goodwill is being tested.

Note 18 – Business Segment Information, page 82

2.  Based on your response to comment 21, it appears net sales attributed to foreign countries in total are material.  In future filings, please expand your geographic information to disclose net sales from external customers and assets for the United States and attributed to all foreign countries in total in accordance with ASC 280-10-50-41.

You may contact Tracey Smith, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief